UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under The Securities Exchange Act of 1934
                               (Amendment No. 3)*

                         Premier National Bancorp, Inc.
                    (formerly Hudson Chartered Bancorp, Inc.)
                    -----------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.80 per share
                    -----------------------------------------
                         (Title of Class of Securities)

                                  74053F 1 0 7
                              (formerly 443678107)
                    -----------------------------------------
                                 (CUSIP Number)

                              Randolph L. Williams
                      c/o J & J Log and Lumber Corporation
                                  Old Route 22
                          Dover Plains, New York 12522
                                 (914) 832-6535
           -----------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                  July 17, 1998
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-l(e), 240.13d-l(f) or 240.13d-l(g), check the following box. |_|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7 for other parties to whom copies are being sent.

*The remainder of this cover shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

This Document Consists of 5 Pages.

CUSIP No. 74053F 1 0 7           Schedule 13D                        Page 2 of 5

--------------------------------------------------------------------------------
1.    Names of Reporting Persons.
      I.R.S. Identification Nos. of above persons (entities only).

      Randolph L. Williams
--------------------------------------------------------------------------------
2.    Check the Appropriate Box if a Member of a Group  (See Instructions)
      (a) ................................................................|_|
      (b) ................................................................|_|
--------------------------------------------------------------------------------
3.    SEC Use Only

--------------------------------------------------------------------------------
4.    Source of Funds (See Instructions): Not applicable

--------------------------------------------------------------------------------
5.    Check Box if Disclosure of Legal Proceedings is Required Pursuant to
      Items 2(d) or 2(e)..................................................|_|
--------------------------------------------------------------------------------
6.    Citizenship or Place of Organization: United States

--------------------------------------------------------------------------------
Number of             7.    Sole Voting Power:                        217,180
Shares                ----------------------------------------------------------
Beneficially          8.    Shared Voting Power:                      187,630
Owned by              ----------------------------------------------------------
Each                  9.    Sole Dispositive Power:                   217,180
Reporting             ----------------------------------------------------------
Person With           10.   Shared Dispositive Power:                 187,630
--------------------------------------------------------------------------------
11.   Aggregate Amount Beneficially Owned by Each Reporting
      Person:                                                         404,810
--------------------------------------------------------------------------------
12.   Check if the Aggregate Amount in Row (11) Excludes Certain Shares
      (See Instructions)..................................................|_|
--------------------------------------------------------------------------------
13.   Percent of Class Represented by Amount in Row (11):                 2.8%
--------------------------------------------------------------------------------
14.   Type of Reporting Person (See Instructions): IN
--------------------------------------------------------------------------------

CUSIP No. 74053F 1 0 7           Schedule 13D                        Page 3 of 5

                         Amendment No. 3 to Schedule 13D

         The Schedule 13D, dated September 30, 1994, as amended, of James R. Williams and Randolph L. Williams (the "Reporting Persons") is hereby amended as set forth below. Capitalized terms used herein without definition have the meanings set forth in Amendment No. 2 to this Schedule 13D. Except as provided herein, this Amendment No. 3 to Schedule 13D does not modify any of the information previously reported in Schedule 13D and Amendment Nos. 1 and 2 thereto, and should be read in conjunction with, and is qualified in its entirety by reference to, the Schedule 13D and the amendments thereto.

Item 1.      Security and Issuer.

         Item 1 of the Schedule 13D is amended as set forth below:

         The title of the class of equity securities to which this Schedule 13D relates is the common stock, par value $0.80 per share ("Premier Common Stock"), of Premier National Bancorp, Inc. ("Premier"), formerly named Hudson Chartered Bancorp, Inc. ("Hudson Chartered"). The address of the principal executive offices of Premier is Route 55, P.O. Box 310, LaGrangeville, New York 12540.

Item 2.      Identity and Background.

         Item 2 of the Schedule 13D is amended as set forth below:

         This statement is filed on behalf of Randolph L. Williams. James R. Williams is deceased.

Item 5.      Interest in Securities of the Issuer.

         This Amendment No. 3 is being filed to reflect that on July 17, 1998, the Reporting Persons ceased to be the beneficial owners of more than five percent of the outstanding shares of Premier Common Stock as a result of the issuance of additional shares of Premier Common Stock in connection with the merger (the "Merger") of Progressive Bank, Inc. ("Progressive") with and into Hudson Chartered under the name of Premier. Upon consummation of the Merger, Mr. R.L. Williams had sole or shared voting and dispositive power over 404,810 shares of Premier Common Stock, and Mr. R.L. Williams' beneficial ownership of Premier Common Stock declined from 5.6% to 2.8%.

         Shares of Premier Common Stock beneficially owned by Mr. J.R. Williams will become the property of his estate.

         No other transactions in Premier Common Stock were effected during the past 60 days by Mr. R.L. Williams.

CUSIP No. 74053F 1 0 7           Schedule 13D                        Page 4 of 5

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         The revocable proxy executed by Messrs. J.R. and R.L. Williams in favor of Messrs. T. Jefferson Cunningham III and Edward vK. Cunningham, Jr. and described in Amendment No. 2 to the Schedule 13D has been revoked and the related Agreement has been terminated.

Item 7.      Materials to be Filed as Exhibits.

         Not applicable.

CUSIP No. 74053F 1 0 7           Schedule 13D                        Page 5 of 5


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


         July 31, 1998                            By: /s/ Randolph L. Williams
       -----------------                          -----------------------------
             (Date)                               Randolph L. Williams